

December 31, 2024

Cheung Po, LUI
Chief Executive Officer
Acco Group Holdings Ltd
Unit 2406, 24/F
Low Block, Grand Millennium Plaza
181 Queen's Road Central, Hong Kong

> **Re: Acco Group Holdings Ltd**
> **Draft Registration Statement on Form F-1**
> **Submitted December 5, 2024**
> **CIK No. 0002038378**

Dear Cheung Po, LUI:

We have reviewed your draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Cover Page

1. Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a subsidiary or other entity. For example, disclose, if true, that your subsidiaries and/or other entities conduct operations in the PRC, that the other entity is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not

conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

2. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under applicable agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated entities, or to investors, and quantify the amounts where applicable.

3. We note your disclosure that Star Blessings Limited will control "more than a majority" of the voting power of your outstanding ordinary shares. If true, please revise the cover page to disclose that the company will be a controlled company post-offering, identify the controlling stockholder(s) and clearly disclose such stockholders' total voting power post-offering.

Prospectus Summary, page 1

4. Please revise the summary to present an objective description of the challenges and/or weaknesses of your business and operations. As an example only, you highlight your competitive advantages and growth strategy without equally prominent disclosure regarding your challenges and/or weaknesses.

Prospectus Summary
Transfers of Cash to and from Our Subsidiaries, page 5

5. In this section and elsewhere you state you and your Operating Subsidiaries have not distributed any earnings, nor do any plan to distribute earnings in the foreseeable future. However, the statements of changes in stockholders' equity and cash flows report dividends paid. Please reconcile or clarify.

Risk Factors Summary
Risks Relating to Jurisdictions Where We Operate, page 7

6. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in the PRC poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in the PRC, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in the PRC can change quickly with little advance notice; and the risk that the PRC government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in PRC-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in PRC-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Risk Factors
Risks Relating to Our Business and Operations, page 19

7.   We note your disclosures on pages 71 and 72 that you currently use generative artificial intelligence in your business and one of your growth strategies is to "deploy AI-powered tools to automate the compilation of data, generation of financial statements and preparation of corporate and registration documentations." Please clarify whether you currently and/or in the future intend to utilize third-party artificial intelligence products or internally developed artificial intelligence processes and state whether you intend to utilize open-source technology or license the use of such technology. To the extent you intend to license existing or future technologies or plan to utilize proprietary and/or open-source technology, please add relevant risk disclosure to address any related risks.

Use of Proceeds, page 51

8.   We note your disclosure that you plan to use the proceeds of the offering to pursue "selective strategic investments, relationships, and acquisition opportunities" and to incorporate "generative AI features into our business modules through procurement from or cooperation with third-party information technologies vendors." If the proceeds (i) are being used directly or indirectly to acquire assets, other than in the ordinary course of business, please briefly describe the assets and their costs or (ii) may or will be used to finance acquisitions of other businesses, give a brief description of such businesses and information on the status of the acquisitions. Refer to Item 3.C of Form 20-F.

Dilution, page 56

9.   Please tell us whether pro forma net tangible book value is presented on the same basis as pro forma as adjusted basis for capitalization on page 55. If so, revise to use the term "pro forma" and "pro forma as adjusted" consistently between the two disclosures.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Revenue, page 59

10.   Please separately quantify the impact of the increases in the number of clients and the service fees on your corporate secretarial services revenue during the year ended June 30, 2024. Refer to Item 5.A.1 of Form 20-F.

Gross Profit, page 60

11.   While you primarily attribute the 16.2% increase in cost of revenue to the increase in the business registration fee paid to the Hong Kong SAR Government, you do not mention this cost increase as an offsetting factor for the overall increase in gross profit and gross profit margin. Please advise or revise.

Related Party Transactions, page 91

12.   We note the amount due from Mr. Yuen Yuk, HAU in this section. Section 402 of the

Sarbanes-Oxley Act of 2002 prohibits public companies from extending or maintaining credit in the form of personal loans to or for any director or executive officer. To the extent necessary, disclose the action that will be taken to ensure any applicable arrangements will be extinguished prior to the completion of the initial public offering or tell us why this provision does not apply to any of the advances disclosed in this section. Further, please revise your definition of related party transactions to comply with Item 7.B of Form 20-F.

Underwriting
Discounts and Expenses, page 115

13.   Please revise this table to add columns reflecting discounts and expenses with and without the exercise of the over-allotment option.

Note 2 - Summary of Significant Accounting Policies, page F-8

14.   Please disclose your accounting policy for cost of revenues.

Notes to the Consolidated Financial Statements
Note 1 - Organization and Principal Activities
Group Reorganization, page F-8

15.   Please tell us and clearly disclose whether common control existed between you, Accolade Consultants Limited, Accolade Corporate Services Limited and Accolade IP (SG) Pte. Ltd. as of July 1, 2022 and the basis for the common control (e.g., the entity/person holding the common control). If all 4 entities were not under common control as of July 1, 2022, explain to us and disclose as appropriate the basis for combining the financial statements of these entities.

16.   Please tell and disclose the source of the cash considerations for the acquisitions of Accolade Consultants Limited, Accolade Corporate Services Limited and Accolade IP (SG) Pte. Ltd. mentioned here, the amount of the cash considerations and how you accounted for the cash payments.

Revenue Recognition, page F-12

17.   Please clarify whether the transaction price is outlined in the accounting services contract for each performance obligation or disclose how you allocate the transaction price to each performance obligation.

18.   Your disclosures of Suppliers Concentration on page F-23 and Related Party Transactions on page F-26 appear to indicate that some of your revenue generating services are provided by third parties. In those instances when another party is involved in providing services to a customer, please disclose how you determined that you are the principal, rather than an agent, for providing promised services. Refer to ASC 606-10-55-36 through 55-40.

19.   Please disaggregate revenues according to the timing of transfer of services (e.g., revenue from services transferred to customers at a point in time vs. services transferred to customers over time). Refer to ASC 606-10-55-91.

Note 8 - Accrued Liabilities and Other Payables, page F-19

20.   Please provide a description of items included under "other payables." Separately quantify these items to the extent they exceed 5% of total current liabilities. Refer to Item 5-02(20) of Regulation S-X.

Part II - Information Not Required in the Prospectus
Item 8. Exhibits and Financial Statement Schedule, page II-2

21.   We note that the prospectus includes industry data based on a report from Marksman Services Group Limited that was commissioned by you. Please file the consent of such third party pursuant to Rule 436 of the Securities Act as an exhibit to your registration statement.

22.   Please revise your exhibit index to reference and file the opinion of your PRC counsel.

        Please contact Keira Nakada at 202-551-3659 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Evan Ewing at 202-551-5920 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services